Note 4.   Loan payable

The Company has received funding of $786,745 from The Small Business Administration (SBA) Paycheck Protection Program (PPP) loan that was available under the CARES Act passed by Congress in response to the COVID-19 pandemic. Loan payments on the PPP are deferred as the Company will apply for loan forgiveness. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, forgiveness relief, in whole or in part, depends on future events which cannot be predicted with certainty. In the event any portion of the PPP loan is not forgiven, payments are required beginning 10 months after the end of the covered period for loan forgiveness and will mature in 2022. Unforgiven, PPP loan proceeds bear interest at 1.00%.

Note 5.   Furniture, Equipment and Leasehold Improvements

At December 31, 2020, furniture, equipment and leasehold improvements consist of:

Furniture and fixtures	$	5,816
Computer software		43,426
Computer hardware		127,796
		177,038
Accumulated depreciation		(88,485)
	$	88,553

Note 6.   Liabilities Subordinated to Claims of General Creditors

The Company had a temporary subordinated loan agreement with Cabrera Capital, Inc. for $200,000 at a stated annual interest rate of 12 percent and due February 13, 2020. On February 12, 2020, the Company retired this loan agreement by making a principal payment of $200,000 and a final interest payment of $2,951.

The Company entered into a subordinated loan agreement with Rustic Canyon Fontis Partners, LP for $1,000,000. In November 2017, this subordinated loan was assumed by RCF-Cabrera Holdings, Inc., and the maturity date was amended to mature on November 30, 2022 at an interest rate of 5 percent. For the year ended December 31, 2020, interest expense amounted to approximately $50,000.

In 2018, the Company entered into a subordinated loan agreement with Badal Shah for $2,000,000 at a stated annual interest rate of 8 percent and an administrative fee of $80,000 per year which was scheduled to mature on April 1, 2019. In April 2020, the loan was automatically extended for one year to April 1, 2021. For the year ended December 31, 2020, interest expense amounted to approximately $160,000.

In 2019, the Company entered into a subordinated loan agreement with Badal Shah for $1,500,000 at a stated annual interest rate of 8 percent and an administrative fee of $90,000 per year which was scheduled to mature on May 31, 2022. In August 2020, the company made two prepayments of $250,000 each and as of August 31, 2020 the subordinated loan agreement balance is $1,000,000. For the year ended December 31, 2020, interest expense amounted to approximately $107,000.

On September 3, 2020, the Company entered a temporary subordinated loan agreement (TSL) with Cabrera Capital, Inc. for $1,335,000. This agreement carries a 12 percent interest rate and an

administrative fee of $26,700 which was scheduled to mature on October 16, 2020. On September 17, 2020, the Company made a principal payment of $1,335,000 and an interest payment of $6,145 retiring the loan.

Note 6. Liabilities Subordinated to Claims of General Creditors (concluded)

In accordance with the regulatory requirements, such TSLs cannot be outstanding for more than forty-five days and entered not more than three times during a twelve-month period.

The subordinated borrowings are available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Members' Equity

Members' equity consists of four classes of members, Common Unit Holders, Series A Preferred Unit Holders, Series B Preferred Unit Holders and Series C Preferred Unit Holders.

Under the terms of the operating agreement, each Series A Preferred Unit Holder is entitled to an 8% cumulative annual return on the amount of such Series A Preferred Unit Holder's Adjusted Capital Contribution, as defined. The Company does not owe any cumulative annual return to the Series A Preferred Unit Holder as of December 31, 2020.

On October 2, 2012, the Company amended its operating agreement and also entered into a Redemption and Release Agreement that contemplates the repurchase of an amount of Series A Preferred Units. The amended operating agreement authorized the creation of the Series B Preferred Units under which the Company was raising capital. Terms of the Series B Preferred Units include an 8% cumulative annual return (compounded annually) on the amount of such Series B Preferred Unit Holder's Adjusted Capital.

Contributions, as defined, from the dates such Series B Preferred Unit Holders Capital Contributions were contributed to the Company to the date as of which such calculation is being made, the Company has $2,325,000 of Series B Preferred Units outstanding as of December 31, 2019. An amount of capital raised under the Series B Units was intended to be used to redeem the Series A Preferred Units at an amount equal to $2,250,000. The redemption of the Series A Preferred Units was contingent upon sufficient Series B Unit capital being raised. Upon the redemption of the Series A Preferred Units, the provisions of the Company's amended operating agreement will be effective. As of December 31, 2020, the Company has not raised enough capital to redeem the Series A Preferred Units. During the year ended December 31, 2020, the Company redeemed $261,000 Series B Preferred Units. As of December 31, 2020, the total amount of preferred return due to the Series B Preferred Unit Holders amounted to $2,138,924.

On July 31, 2014, the Company amended its operating agreement authorizing the issuance of Series C Preferred Units in the amount of $834,709. Terms of the Series C Preferred Unit include a 12% cumulative, annual return (compounded annually) on the amount of such Unit Holder's Adjusted Capital Contribution, as defined, from the date such contribution was contributed to Company to the date as of which such calculation is made. During the year ended December 31, 2015, the Company raised an additional $2,665,870 under the Series C terms and conditions. On October 1, 2020, the Company redeemed $950,000 Series C Preferred Units. As of December 31, 2020, the total amount of preferred return due to the Series C Unit Holders amounts to $3,504,677.

In accordance with the terms of this amendment to the operating agreement, the previous operating agreement is amended to provide for distributions as follows:

- First, 100% to the Series C Preferred Unit Holders until the Series C Preferred Unit Holders have received distributions equal to 50% of the Series C Unit Holders accrued but unpaid Series C Preferred Return as of the record date of such distribution;
- Second, 100% to the Series C Preferred Unit Holders until the Series C Preferred Unit Holders' Adjusted Capital Contribution is reduced to $225,000.

Note 7.   Members' Equity (concluded)

- Third, on a pari passu and pro rata basis to (i) the Series B Preferred Unit Holders in proportion to their accrued but unpaid Preferred Return as of the record date of such distribution and (ii) to the Series C Preferred Unit Holder until each Series B Preferred Unit Holder has received distributions equal to such Series B Preferred Unit Holder's accrued but unpaid Preferred Return as of the record date of such distribution and the Series C Preferred Unit Holder has received the remaining 50% of its accrued but unpaid Series C Preferred Return due as of the record date of such distribution.
- Forth, 100% to the Series A Preferred Unit Holders pro rata based on each Series A Preferred Unit Holder's Adjusted Capital Contribution until it is reduced to zero.
- Fifth, 100% on a pari passu and pro rata basis to (i) to the Series B Preferred Unit Holders pro rata based on each Series B Preferred Unit Holder's Adjusted Capital Contribution, until each Series B Preferred Unit Holder's Adjusted Capital is reduced to zero and (ii) to the Series C Preferred Unit Holders until the Series C Preferred Unit Holder's Adjusted Capital Contribution is reduced to zero.
- Thereafter, to the holders of Series A Preferred Units and Common Units pro rata based on each Unit Holder's Company Percentage Interest as of the record date to make such distribution.

Note 8.   Related-Party Transactions

At December 31, 2020, receivables from affiliates consists of $2,958,718 due from Cabrera Capital Partners, LLC an entity affiliated through common ownership. The amount due represents certain organization and operating expenses paid by the Company on behalf of Cabrera Capital Partners, LLC. The Company has not recorded a valuation allowance for this receivable and it is unsecured, non-interest bearing, and has no maturity date. The value of the receivable may be subject to change in the future.

At December 31, 2020, with Board approval, the company wrote of receivables from affiliates consisting of $1,334,384 due from Cabrera Capital Inc.

On October 16, 2020, the Company made a charitable contribution of $50,000 to the Cabrera Family Foundation, a non-profit corporation exempt under IRS code Section 501(c)(3), affiliated under common management.

Note 9.   Benefit Plan

The Company maintains a defined contribution and profit-sharing plan for qualified employees. The Company may elect to make discretionary profit-sharing contributions based upon pro rata compensation of all benefiting participants. The Company did not elect to make any contributions for the year ended December 31, 2020.

Note 10.   Commitments, Contingencies and Indemnifications

In the normal course of business, the Company enters delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of December 31, 2020, and were subsequently settled, had no material effect on the financial statements as of that date.

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. The company has strong defenses and intends to vigorously defend itself against

Cabrera Capital Markets, LLC
Notes to Financial Statements

any and all claims asserted and in the opinion of management, the resolution of these matters will not have a material effect on the financial positions of the Company.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of

Note 10.   Commitments, Contingencies and Indemnifications (concluded)

future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

On April 1, 2018, the Company entered into a Marketing Service Agreement (Agreement). The company will pay $30,000 per year for the term of the Agreement. The Agreement will terminate on March 31, 2028.

Note 11.   Lease Agreements

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancelable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. On October 27, 2020, the Company extended the term of the office space lease through May 31, 2022. As a result, the Company remeasured the ROU asset and lease liability at that time.

The Company has elected, for underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to

Cabrera Capital Markets, LLC
Notes to Financial Statements

exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Note 11.   Lease Agreements (concluded)

Components of lease cost for the year ended December 31, 2020	Rent and Occupancy
Operating lease cost	$ 314,247
Variable lease cost	31,147
Short term lease cost	86,935
Total lease cost	$ 432,329

Amounts reported in the Statement of Financial Condition as of December 31, 2020	
Right of use assets	$ 405,027
Lease liabilities	$ 429,630

Other information related to office leases as of December 31, 2020 are as follows:	
Reductions to ROU assets resulting from reductions to lease obligation	$ (294,895)
Weighted average remaining lease term	1.2
Weighted average discount rate	4.235%

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2020	
2021	$ 317,031
2022	124,713
Subtotal	441,744
Less imputed interest	12,114
Total lease liabilities	$ 429,630

In connection with various leases, the Company delivered an irrevocable letter of credit to its Chicago landlord totaling $24,000. This letter of credit, which expired on August 31, 2020, was collateralized by the Company's certificate of deposit. The Company made notification that they elect not to renew the letter of credit.

Note 12.   Off-Balance-Sheet Risk and Concentration of Credit Risk

Cabrera Capital Markets, LLC
Notes to Financial Statements

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering offsetting positions when appropriate.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a few factors, including the
Note 12.   Off-Balance-Sheet Risk and Concentration of Credit Risk (concluded)

relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify, or offset market risk associated with other transactions and accordingly, serves to decrease the

Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date.

Customer activities: In the normal course of business, the Company, as of December 31, 2020, has 3 customers that make up 53% or $899,700 of commissions and underwriting receivables. The Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fails to fulfil its contracted obligation, and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of credit risk: The Company has entered into an agreement with another broker-dealer that will execute and clear securities transactions for the Company on a fully disclosed basis. As of December 31, 2020, the Company has $500,000 on deposit with the clearing broker-dealer as collateral for the Company's performance under the agreements. Additionally, the Company enters various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfil their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 13.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the Company to maintain "net capital" equivalent to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital of $8,985,026 which was $8,735,026 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.0780 to 1.

Note 14.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

Cabrera Capital Markets, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission **December 31, 2020**		**Schedule I**

Total members' equity as of December 31, 2020		$ 7,108,752
Add: Liabilities subordinated to claims of general creditors	$ 4,000,000	
Add: Other (deductions) or allowable credits	3,624,219	7,624,219
Deductions and/or charges:		
Nonallowable assets:		
Commissions and underwriting fees receivables	1,355,479	
Furniture, equipment and leasehold improvements	88,553	
Receivable from affiliate	2,958,718	
Other assets	863,344	
Total deductions and/or charges		
		5,266,094
Net capital before haircuts on securities positions		
		9,466,878
Haircuts on securities positions		
		481,852
Net capital		
		8,985,026
Minimum net capital requirement		
(Greater of 6-2/3% of aggregate indebtedness or $250,000)		
		250,000
Excess net capital		$ 8,735,026
Aggregate indebtedness		$ 700,721
Ratio of aggregate indebtedness to net capital		7.80%

Note: There were no material differences between the preceding computation and the Company's corresponding unaudited FOCUS Report, Part II of Form X-17A-5 as of December 31, 2020.

Cabrera Capital Markets, LLC

Computation for Determination of Reserve Requirements Schedule II
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

Note: Cabrera Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240. 15c3-3 (k)(2)(ii), and was in compliance with the conditions of the exemption at December 31, 2020.

Cabrera Capital Markets, LLC

Information Relating to Possession or Control Requirements   **Schedule III**
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

Note: Cabrera Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240. 15c3-3 (k)(2)(ii), and was in compliance with the conditions of the exemption at December 31, 2020.

NEED NEW PAGE FROM FGMK

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cabrera Capital Markets, LLC

We have examined Cabrera Capital Markets, LLC (the "Company") statements, included on the accompanying Compliance Report that (1) the Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2014; (2) The Company's internal control over compliance was effective as of December 31, 2015; (3) The Company was in compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that the Company was in compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R § 240.15c3-1 17 C.F.R. § 15c3-3 and 17 C.F.R. §17a-13 of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; The Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing the effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Cabrera Capital Markets, LLC's statements referred to above are fairly stated in all material respects.

Chicago, Illinois
February 25, 2021